May 7, 2007

Mr. Stephen I. Sadove
Chief Executive Officer
Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama 35211

> **RE:** **Saks Incorporated**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **File No. 1-13113**

Dear Mr. Sadove,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief